As filed with the Securities and Exchange Commission on August 31, 2004.



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

  In the Matter of                                              CERTIFICATE
 Cinergy Corp., et al.                                                OF
  File No. 70-10224                                             NOTIFICATION
                                          pursuant to Rule 24(a) under the Act
(Public Utility Holding Company
  Act of 1935 (the "Act"))


         With reference to (1) the transactions proposed (the "Transaction") in the Application-Declaration on Form U-1, as amended (the "Application"), in the above proceeding (filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Act, its subsidiary public utility company The Cincinnati Gas & Electric Company, and INOH Gas, Inc., an Indiana corporation (collectively, "Applicants"), and (2) the Commission's order dated July 29, 2004 with respect thereto (HCAR No. 27880)(the "Order"), Cinergy hereby certifies that the Transaction has been consummated (a) in accordance with the terms and conditions of and for the purposes represented by the Application and
(b) in accordance with the terms and conditions of the Order.

         Filed herewith is Exhibit F-2, "Past-tense" Opinion of Counsel



                              S I G N A T U R E

         Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf as of the date indicated below by the undersigned thereunto duly authorized.

Date:         August 31, 2004

                                                  CINERGY CORP.


                                                  By: /s/George Dwight II
                                                      George Dwight II
                                                      Associate General Counsel